Exhibit 99.(g)(24)

FORM OF CUSTODIAN AGREEMENT SUPPLEMENT

(Free Market U.S. Equity Fund, Free Market International Equity Fund, and Free Market Fixed

Income Fund of The RBB Fund, Inc.)

This supplemental agreement is entered into this      day of                     , 200     by and between THE RBB FUND, INC. (the “Company”) and PFPC Trust Company (“PFPC Trust”).

The Company is a corporation organized under the laws of the State of Maryland and is an open-end management investment company. The Company and PFPC Trust have entered into a Custodian Agreement, dated as of August 16, 1988 (as from time to time amended and supplemented, the “Custodian Agreement”), pursuant to which PFPC Trust has undertaken to act as custodian for the Company with respect to the portfolios of the Company, as more fully set forth therein. Certain capitalized terms used without definition in this Custodian Agreement Supplement have the meaning specified in the Custodian Agreement.

The Company agrees with the Custodian as follows:

1.	Adoption of Custodian Agreement. The Custodian Agreement is hereby adopted for the Free Market U.S. Equity Fund, Free Market International Equity Fund, and Free Market Fixed Income Fund (the “Funds”).

2.	Compensation. As compensation for the services rendered by the Custodian during the term of the Custodian Agreement, the Company will pay to the Custodian, with respect to the Funds, monthly fees as shall be agreed to from time to time by the Company and PFPC Trust.

3.	Counterparts. This Supplement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have entered into this Supplement, intending to be legally abound hereby, as of the date and year first above written.

THE RBB FUND, INC.	PFPC TRUST COMPANY

By:	By:

Name:	Name:

Title:	Title: